13 July 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 6 July 2026 to 10 July 2026 it purchased through ABN AMRO Bank N.V. a total of 1,376,002 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)

06/07/2026	278,088	2,412	2,364	2383.6009
07/07/2026	269,828	2,478	2,434	2456.6300
08/07/2026	275,237	2,447	2,389	2408.1826
09/07/2026	277,822	2,431	2,367	2385.9781
10/07/2026	275,027	2,441	2,381	2410.2203

Following the settlement of the above transactions, RELX PLC holds 75,523,939 ordinary shares in treasury, and has 1,752,958,828 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 71,416,067 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/1496M_1-2026-7-13.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66